January 27, 2006

BY EDGAR AND HAND DELIVERY

Perry Hindin, Esq.

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Novoste Corporation Schedule 14A – Revised Preliminary Proxy Statement Filed January 27, 2006 File No. 000-20727

Dear Mr. Hindin:

Novoste Corporation (the “Company”) has filed today by EDGAR with the Securities and Exchange Commission (the “SEC”) this letter and revised preliminary proxy statement in connection with the staff’s letter of comment dated January 20, 2006 with respect to the revised filing of the preliminary proxy statement by the Company on January 6, 2006. The Company’s responses to the SEC’s comment letter are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in the comment letter.

General

1.	We note the revised disclosure in response to comment 3; however, the revisions to the document do not prominently advise security holders of the context of the contest. Revise your introduction to address the contest and provide support for why you advise security holders not to vote the insurgent group’s card.

Response: In response to the staff’s comment, disclosure regarding the contest has been moved from pages 8 and 9 to page 2, and further

Perry Hindin, Esq.

Securities and Exchange Commission

January 27, 2006

supplemented. Additional disclosure advising security holders of the reasons why the Novoste board of directors advises them not to vote the insurgent group’s card has also been added to such disclosure on page 2 of the proxy statement. Similar disclosure also has been added to the Summary Term Sheet under the caption “Steel Partners Entities’ Solicitation” on pages 16 and 17.

2.	Please tell us your plans with respect to the insurgent group’s request to call a second special meeting for the election of directors and to combine this meeting with that second meeting. In addition, it appears you should revise the disclosure in connection with Proposal 4 to clarify any anti-takeover effects this proposal may have, as outlined in Exchange Act Release No. 15230 (October 13, 1978), “Disclosure in Proxy or Information Statements; Anti-Takeover or Similar Proposals.” See prior comment 15.

Response: In response to the insurgent group’s request, the Novoste board of directors has scheduled a special meeting of shareholders for April 13, 2006 to consider these proposals. The board also fixed a record date of February 2, 2006 for the determination of shareholders entitled to notice of and to vote at such special meeting and at all postponements or adjournments thereof. Disclosure describing these matters has been added to pages 2 and 17 of the proxy statement.

As we indicated to Ms. Abby Adams of the Division’s Office of Mergers & Acquisitions on January 24, 2006, the Company does not believe that the approval of Proposal 4 would have any anti-takeover effects as outlined in Exchange Act Release No. 15230. As we discussed with Ms. Adams, Proposal 4 simply relates to the reduction of the minimum number of directors that the Company must have from six to three directors. The Proposal does not revise the maximum number of directors that the Board can set pursuant to the Company’s By-laws (which remains at 12) nor does the Proposal revise or amend the current provision in the Company’s By-laws that provides that board members can be removed with or without cause.

We hold an unsecured promissory note, page 22

3.	We note your response to our prior comment 8. However, it is inappropriate for a risk factor to contain language that tends to mitigate

Perry Hindin, Esq.

Securities and Exchange Commission

January 27, 2006

the risk you discuss. Please move the added disclosure to a more appropriate location in your proxy statement.

Response: In response to the staff’s comment, the disclosure has been deleted from the risk factor section and disclosed under a new heading “Termination of Proposed Merger with ONI Medical Systems, Inc.” in the Business section on page 73 of the proxy statement.

Record Date; Shares Entitled to Vote; Quorum Requirements, page 25

4.	We note the disclosure here and elsewhere in the document regarding broker non-votes. Please provide us with your analysis regarding whether brokers will have discretionary authority to vote on any of the six proposals. If they will, please revise the document to clarify with respect to which proposals brokers will be able to exercise discretionary authority to vote and clarify the discussion of broker non-votes accordingly.

Response: Disclosure responding to the staff’s comment has been added to page 26 of the proxy statement.

Background of the Asset Sale Transaction, page 30

5.	We note your response to our prior comment 9. You indicate in the added disclosure on page 34 that the November 30, 2005 amendments to the asset purchase agreement and the marketing representation agreement “among other things” had the effect of extending the respective termination dates in each of these agreements. Please confirm whether such amendments contained any other material changes, and if so, please supplement your discussion to include such disclosure. Please also update Annex A to include the most recent amendment to the asset purchase agreement.

Response: Disclosure responding to the staff’s comment has been added to page 35 of the proxy statement and includes a description of all material changes effected by the amendments. In addition, new disclosure has been added describing additional amendments to both agreements that were entered into by the parties on January 27, 2006. Please be advised that Annex A previously contained all amendments, including the one entered into on November 30, 2005. However, Annex A has been further revised to reflect the subsequent amendment entered into on January 27, 2006.

Perry Hindin, Esq.

Securities and Exchange Commission

January 27, 2006

Recommendation of our Board of Directors and Reasons for the Asset Sale Transaction, page 34

6.	We note the disclosure you have added in response to our prior comment 10. Please further revise your disclosure with regard to your management’s and board of directors’ analysis so that such analysis is more clearly reconcilable to your discussion under “Consideration” commencing on page 37.

Response: The disclosure on pages 36 and 38 of the proxy statement has been revised in response to the staff’s comment to more clearly reconcile the discussions.

7.	Please revise your disclosure to clarify the role of Asanté Partners in connection with the asset sale transaction.

Response: Disclosure responding to the staff’s comment has been added to page 35 of the proxy statement.

Recommendation of our Board of Directors and Reasons for the Dissolution, page 53

8.	We note your added disclosure that “Novoste has significant NOLs.” Please quantify the amount of the NOLs. Similarly, quantify the limitations upon your ability to use such NOLs that were triggered by the ownership changes that occurred on September 17, 2003. Also clarify what changes occurred on September 17, 2003 that led to such limitations.

Response: Disclosure responding to the staff’s comment has been added to pages 55, 56 and 57 of the proxy statement.

9.

We note your disclosure that “as a practical matter, Section 382 severely constrains the ability of Novoste to enter into any new transactions utilizing Novoste’s common stock.” and that “any resulting shift in the ownership of Novoste’s common stock might well lead to renewed application of Section 382, greatly reducing or eliminating the utility of the NOLs.”. While we acknowledge your disclosure that “no viable transaction surfaced that would have enabled Novoste to make meaningful use of its NOLs” please enhance your disclosure to indicate whether there are any alternative transaction structures available that would allow you to capture the potential benefits of the NOLs, and

Perry Hindin, Esq.

Securities and Exchange Commission

January 27, 2006

quantify your anticipated limitation on the utility if the NOLs that would result from the renewed application of Section 382.

Response: Disclosure responding to the staff’s comment has been added to pages 55, 56 and 57 of the proxy statement.

Form of Proxy

10.	We note the revisions to the form of proxy and the document in response to comment 18. While we encourage the use of separate adjournment proposals in light of our position on unbundling, the two adjournment proposals here raise several issues. For example, tell us what happens if security holders vote in favor of an adjournment on one issue, but not the other. Can the company convene the meeting, hold a vote on certain proposals but not others, and adjourn the meeting until a later time to vote on the remaining proposal(s)? If so, would the company issue a new proxy card which contained only one proposal or only certain proposals? If not, couldn’t security holders vote on all proposals again, perhaps changing the results of the initial vote? Please provide us your analysis regarding how the two adjournment proposals work together under state law and the securities laws. Also, please revise the discussion of Proposals 5 and 6 accordingly.

Response: Disclosure responding to the staff’s comment has been added to page 66 of the proxy statement. In addition, and as we discussed with Ms. Adams on January 24, 2006, the Company hereby confirms its understanding of the staff’s position that if Novoste should determine to adjourn the special meeting with respect to Proposal 1 and/or Proposal 3 to allow Novoste to continue its solicitation efforts, any such solicitation effort must be conducted in a time period sufficient to allow shareholders a reasonable opportunity to receive and consider the additional soliciting materials prior to the reconvening of the special meeting.

* * *

If you have any questions or would like further information, please do not hesitate to contact the undersigned at (202) 637-5625 or Jim McMillan of this office at (202) 637-5827.

Perry Hindin, Esq.

Securities and Exchange Commission

January 27, 2006

Sincerely,

/s/ Joseph G. Connolly, Jr.

Joseph G. Connolly, Jr.

ccs:	Tim Buchmiller

Abby Adams

Securities and Exchange Commission

Alfred J. Novak

Daniel G. Hall

Subhash H. Sarda

Novoste Corporation